April 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Allison White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust II
	File No.:	811-23500
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 4, 2024, regarding the post-effective amendment to the Natixis ETF Trust II (the “Registrant”) registration statement on Form N-1A for the Natixis Vaughan Nelson Mid Cap ETF and Natixis Vaughan Nelson Select ETF (the “Funds”), which was filed with the Commission on February 23, 2024 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on April 29, 2024.

1.	Comment. With respect to the Funds, we note that you are converting the Funds from a non-transparent to transparent ETF structure. Please discuss in correspondence the legal and business reasons behind the switch from non-transparent to transparent ETF structure and confirm that you do not anticipate any material changes to either Fund’s strategy as a result of the change.

Response. Natixis Advisors, LLC (“Natixis Advisors”) launched its first semi-transparent ETFs in 2020. At that time, the Funds’ portfolio management teams were concerned about disclosing their full holdings on a daily basis. The portfolio management teams’ primary concern was that predatory traders might front-run their trades. With that in mind, Natixis Advisors launched the Funds as semi-transparent. Now, over three years later, the Funds’ investment teams are comfortable with daily disclosure of the Funds’ holdings. For example, they believe that they can either complete their full trade on any of their stocks in one day (for all accounts that are managed using these two investment strategies), or that even if they trade over a few days, they will not experience impactful front running of their trades.

The Registrant does not anticipate any material changes to either ETF’s strategy as a result of the change from semi-transparent to transparent. However, the Registrant notes that, in connection with the change in each Fund’s structure, the Funds no longer operate in reliance on an exemptive order from the Commission (the “Order”), which permitted the Funds to operate without publicly disclosing their portfolio holdings daily, but limited the types of investments the Funds were permitted to hold to those listed in the Funds’

application for the Order. Accordingly, the Registrant has removed references to the terms, requirements and limitations of the Order and related disclosure in each Fund’s Summary Prospectus, Prospectus and SAI, including in each Fund’s investment strategies.

2.	Comment. Please provide within the correspondence copies of the fees and expense tables and examples, with values prior to the effective date.

Response. The Registrant has included completed fund fees and expense tables, and examples for each Fund below:

Natixis Vaughan Nelson Mid Cap ETF

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.75%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	2.55%
Total annual fund operating expenses	3.30%
Fee waiver and/or expense reimbursement[1]	2.45%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.85%

[1]	Natixis Advisors, LLC (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.85% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, and organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2027 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
	$ 87	$ 271	$ 1,030	$ 3,041

Natixis Vaughan Nelson Select ETF

Fund Fees & Expenses

The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in this table. If such expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.70%
Distribution and/or service (12b-1) fees	0.00%
Other expenses	0.74%
Total annual fund operating expenses	1.44%
Fee waiver and/or expense reimbursement[1]	0.64%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.80%

1	Natixis Advisors, LLC (“Natixis Advisors” or the “Adviser”) has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 0.80% of the Fund’s average daily net assets, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, and organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2027 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below both (1) the expense limitation ratio in place at the time such amounts were waived/reimbursed and (2) the Fund’s current applicable expense limitation ratio. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated (whether or not shares are redeemed), and also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the example is based on the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement assuming that such waiver and/or reimbursement will only be in place through the date noted above and on the Total Annual Fund Operating Expenses for the remaining periods. The example does not take into account brokerage commissions and other fees to financial intermediaries that you may pay on your purchases and sales of shares of the Fund. It also does not include the transaction fees on purchases and redemptions of creation units (“Creation Units”), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If shares are redeemed:	1 year	3 years	5 years	10 years
	$ 82	$ 255	$ 593	$ 1,548

3.	Comment. Please add disclosure corresponding to Currency Risk, Foreign Securities Risk and Investments in Other Investment Companies Risk in the “Principal Investment Strategies” section within the Natixis Vaughan Nelson Mid Cap ETF summary prospectus.

Response. In response to this comment, the Registrant has removed Currency Risk and Foreign Securities Risk and amended the “Principal Investment Strategies” section within the Natixis Vaughan Nelson Mid Cap ETF summary prospectus to include the following:

“The Fund may also:

•	Invest in other investment companies, to the extent permitted by the Investment Company Act of 1940.

4.	Comment. Please add disclosure corresponding to Currency Risk and Foreign Securities Risk in the “Principal Investment Strategies” section within the Natixis Vaughan Nelson Select ETF summary prospectus.

Response. In response to this comment, the Registrant has removed Currency Risk and Foreign Securities Risk from the Natixis Vaughan Nelson Select ETF summary prospectus.

5.	Comment. On page 12 of the prospectus, it is unclear why you state that the Natixis Vaughan Nelson Select ETF “also may” invest in exchange-traded REITs given that investing in exchange-traded REITs is already included within Item 4 and Item 9. Please advise or revise.

Response. The Registrant has revised accordingly.

6.	Comment. On page 25 of the prospectus, there are references to Harris Associates and Loomis Sayles. Please advise or revise.

Response. The Registrant has revised accordingly. References to Harris Associates and Loomis Sayles on page 25 of the prospectus have been removed.

7.	Comment. On page 54 of the SAI, the first sentence under the section “Acceptance of Creation Orders” states “Each Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund…”. Please remove the word “absolute” as well as Roman numerals (iii) and (v) listed below for consistency with the rules and guidelines.

(iii) acceptance of a Fund Deposit would have certain adverse tax consequences to a Fund;

(v) acceptance of a Fund Deposit would otherwise, in the discretion of a Fund, or the Adviser or Subadviser, have an adverse effect on a Fund or the rights of beneficial owners of such Fund.

Response. In response to this comment, the Registrant has modified the disclosure to remove “absolute” from the first sentence under the section “Acceptance of Creation Orders” and to remove Roman numerals (iii) and (v) within the same paragraph.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary
Natixis ETF Trust II

cc:	Susan McWhan Tobin, Esq.
Natalie Wagner, Esq.
Michael G. Doherty, Esq.
Jessica Reece, Esq.